UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36142

Avianca Holdings S.A.

(Exact name of registrant as specified in its charter)

MMG Tower, Piso 23, Avenida Paseo del Mar,

Costa del Este

Panama City, Republic of Panama

(+507) 265-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing 8 preferred shares, with a par value of $0.125 per preferred share

Preferred shares, with a par value of $0.125 per preferred share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Avianca Holdings S.A. (“AVH”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 5, 2013, the date that AVH’s Registration Statement was declared effective by the Securities and Exchange Commission (the “Commission”).

Prior to May 27, 2020, AVH’s American Depositary Receipts (“ADRs”), each representing 8 preferred shares of AVH, with a par value of $0.125 per preferred share (the “Preferred Shares”), were listed on The New York Stock Exchange (the “NYSE”). On May 27, 2020, following AVH’s Chapter 11 Filing (as defined below), the NYSE filed a Form 25 with the Commission, informing that the NYSE had complied with its rules to strike the class of securities from listing and/or withdraw registration on the NYSE of AVH’s ADRs.

B.

AVH has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. AVH has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

AVH’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, that was completed on November 4, 2013.

Item 3. Foreign Listing and Primary Trading Market

A.

Prior to January 19, 2022, AVH’s Preferred Shares were registered in the Colombian national registry of securities and issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendence of Finance (“SFC”) and traded on the Colombian Stock Exchange under the symbol “PFAVH.” AVH’s Preferred Shares began trading in the Colombian Stock Exchange in May 2011, and such exchange was historically the primary trading market for the Preferred Shares.

B.

Following AVH’s Chapter 11 Filing, the Colombian Stock Exchange notified AVH that (i) starting on May 26, 2020, the Preferred Shares would trade on the Colombian Stock Exchange by means of auction only, (ii) starting on May 11, 2020, no futures or options contracts in respect of the Preferred Shares would be able to be entered into and that the Preferred Shares would continue to be ineligible for repo transactions and to be inadmissible as collateral for margin calls in other types of transactions.

Pursuant to release No. 219 of the Colombian Stock Exchange, on November 2, 2021, the Colombian Stock Exchange suspended trading in AVH’s Preferred Shares. As a result, as of such date, all active orders relating to AVH’s Preferred Shares were automatically removed from the trading system, and neither the entry of orders nor the execution of over-the-counter trades were allowed.

C.

The percentage of trading in AVH’s Preferred Shares that occurred in Colombia on the Colombian Stock Exchange for the 12-month period between November 4, 2020, and November 4, 2021 (both dates inclusive) was approximately 23.5% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

On May 10, 2020, AVH and certain of its subsidiaries and affiliates (together with AVH, the “Debtors”) filed voluntary petitions (the “Chapter 11 Filing”) under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On November 2, 2021, the Bankruptcy Court entered the Order (i) Confirming Further Modified Joint Chapter 11 Plan of Avianca Holdings S.A. And Its Affiliated Debtors and (ii) Granting Related Relief [Docket No. 2300] confirming the Debtors’ Further Modified Joint Chapter 11 Plan of Avianca Holdings S.A. and its Affiliated Debtors [Docket No. 2259] (as amended and supplemented from time to time, the “Plan”), and on December 1, 2021 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy.

In accordance with the Plan, on the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all of AVH’s property was vested in a new corporation formed to, among other things, directly or indirectly acquire substantially all of the assets of AVH.

The Plan also authorized the liquidation of AVH, subject to local laws. On March 25, 2022, at a shareholders’ meeting held at the Westin Hotel, Costa Del Este, Panama City, Panama, AVH’s shareholders approved the dissolution of AVH in furtherance of the Plan. As a result of the adoption of such resolution, in accordance with Panamanian law, AVH’s corporate purpose is solely limited to conducting any actions necessary to wind down AVH’s affairs. No business, other than related to its liquidation, may be undertaken by AVH. Consequently, all previously issued and outstanding equity interests in AVH (which include the Preferred Shares underlying AVH’s ADRs and the ADRs) are to be deemed as cancelled and extinguished, subject to completion of the liquidation process in compliance with Panamanian law, thereby reducing the number of holders of record of AVH’s equity securities to zero and meeting the requirements of Rule 12h-6(a)(4)(ii).

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), AVH published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on the date hereof.

B.	The notice was disseminated in the United States via Businesswire. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Given that AVH is currently undergoing liquidation, AVH is not required to produce or to make available any information set forth under Rule 12g3-2(b)(1)(iii) to any security holders pursuant to the laws of the country of its incorporation, organization or domicile or otherwise.

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing AVH’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Avianca Holdings S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Avianca Holdings S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: April 27, 2022

AVIANCA HOLDINGS S.A.

By:	/s/ Francisco Arias G.
Name: Title:	Francisco Arias G. President